Item 77H  Changes in control of registrant

Following the liquidation of each of the Institutional Money Market Fund, Liquidity Money Market Fund and Munder Cash Investment Fund, on
April 30, 2009, Calhoun & Co. and National Financial Services, which were substantial record holders of each of those Funds, ceased to be control persons of Munder Series Trust.